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                              May 5, 2022

       Mark FitzPatrick
       Group Chief Financial Officer
       Prudential plc
       1 Angel Court
       London EC2R 7AG, England

                                                        Re: Prudential plc
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed March 17,
2022
                                                            File No. 001-15040

       Dear Mr. FitzPatrick:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Determining Adjusted Operating Profit of Operating Segments, page 33

   1.                                                   Please provide us with
the quantified components of the adjustment related to    short-term
                                                        fluctuations in
investment return on shareholder-backed businesses    for 2021, 2020 and
                                                        2019. Also, provide us
a commentary that clearly describes the nature of and reasons for the components being
backed out and / or added in to arrive at the measure to allow us to fully understand why
the resulting measure is useful for management and investors.
   2.                                                   Specifically related to
the adjustment for    short-term fluctuations in investment return on
                                                        shareholder-backed
businesses   , please tell us how you considered whether the adjusted
                                                        operating profit (loss)
measure substitutes individually tailored recognition and
                                                        measurement methods for
those of IFRS which could result in a misleading measure that violates Rule 100(b) of
Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure
Interpretations on Non-GAAP Financial Measures for guidance.
 Mark FitzPatrick
Prudential plc
May 5, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 with any questions.



FirstName LastNameMark FitzPatrick                        Sincerely,
Comapany NamePrudential plc
                                                          Division of
Corporation Finance
May 5, 2022 Page 2                                        Office of Finance
FirstName LastName